UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC

On April 26, 2019, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of SK Telecom Co., Ltd. (the “Company”), approved SK Broadband’s merger (the “Merger”) with Tbroad Co., Ltd. (“Tbroad”), Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC,” and together with Tbroad and Tbroad Dongdaemun, the “Merging Companies”).

1. Method of Merger	The Merging Companies will merge with and into SK Broadband, the surviving company.

2. Purpose of Merger	To improve the competitiveness of SK Broadband’s comprehensive media business and pursue synergies.

3. Merger Ratio	SK Broadband : Tbroad : Tbroad Dongdaemun : KDMC = 1 : 1.6860091 : 2.2095367 : 0.1693414

4. Calculation of Merger Ratio

SK Broadband and the Merging Companies are all unlisted stock companies. There are no laws or regulations providing for the method of calculation of the merger ratio for a merger among unlisted stock companies, and pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”) and Article 176-5 of the Enforcement Decree of the FSCMA, no assessment of the fairness of the merger consideration by an external assessment institution is required. However, SK Broadband voluntarily received such assessment in order to determine the appropriate value of the Merging Companies.

The assessment method pursuant to the Inheritance Tax and Gift Tax Act of Korea, which is used for purposes of imposing tax or reducing tax-related disadvantages, is generally considered to be unsuitable for assessing fair value. Accordingly, SK Broadband considered the various assessment methods generally used for valuing companies based on asset value, revenue and market value, and selected the discounted cash flow (“DCF”) model, which is a method based on revenue, for calculating the merger ratio. The DCF model is the most widely used method in practice, and SK Broadband determined it to be the most suitable method for assessing a company’s corporate value in general, because it reflects the company’s future revenue stream or ability to generate cash. In particular, as the Merger combines four companies, the DCF model is the most rational method as it can take into account the expected changes to each company’s business in the medium- to long-term.

Results of Assessment

The estimated values per share of SK Broadband, Tbroad, Tbroad Dongdaemun and KDMC are Won 12,044, Won 20,306, Won 26,611 and Won 2,040, respectively, resulting in the merger ratio agreed among the merger parties of 1 : 1.6860091 : 2.2095367 : 0.1693414.

5. Number of New Shares to be Issued in the Merger	102,864,815 common shares

6. Merging Companies	Tbroad	Company Name	Tbroad Co., Ltd.
		Principal Business	Fixed-line, satellite and other broadcasting
		Relationship to Company	—
		Separate Financial Information as of or for the Year Ended December 31, 2018 (in millions of Won)	Total assets	1,141,733	Share capital	74,094
			Total liabilities	124,700	Revenue	667,129
			Total equity	1,017,033	Profit for the year	77,871
	Tbraod Dongdaemun	Company Name	Tbroad Dongdaemun Broadcasting Co., Ltd.
		Principal Business	Fixed-line, satellite and other broadcasting
		Relationship to Company	—
		Separate Financial Information as of or for the Year Ended December 31, 2018 (in millions of Won)	Total assets	27,754	Share capital	4,000
			Total liabilities	1,731	Revenue	12,622
			Total equity	26,022	Profit for the year	1,412
	KDMC	Company Name	Korea Digital Cable Media Center
		Principal Business	Fixed-line, satellite and other broadcasting
		Relationship to Company	—
		Separate Financial Information as of or for the Year Ended December 31, 2018 (in millions of Won)	Total assets	28,478	Share capital	11,880
			Total liabilities	4,566	Revenue	30,278
			Total equity	23,912	Profit for the year	1,081
7. Merger Timetable		Shareholder Meeting	November 29, 2019
		Submission Period of Dissent by Creditors	November 29, 2019 – December 31, 2019
		Date of Merger	January 1, 2020
		Registration of Merger	January 7, 2020
		Issuance of New Stock	January 21, 2020
8. Appraisal Rights			—
9. Date of Board Resolution			April 26, 2019

• Attendance of Outside Directors		Present	4
		Absent	0

10. Other Important Matters Relating to Investment Decision

•  The Merger timetable above is an estimate as of the date of this filing, and it may change subject to discussions with, or approvals by, relevant authorities.

•  In connection with “8. Appraisal Rights” above, the Company, which owns all outstanding shares of SK Broadband, has consented to the Merger and delivered a letter to SK Broadband waiving its appraisal rights. Therefore, SK Broadband will not conduct appraisal procedures for the Merger.

•  Pursuant to Article 522 and Article 434 of the Korea Commercial Code, the Merger may be canceled if it fails to be approved by SK Broadband’s shareholders. The approval of the Merger agreement (the “Agreement”) requires at least two-thirds of the voting shares present at the extraordinary meeting of shareholders and one-third of all total outstanding shares.

•  The Agreement may be terminated before the date of the Merger if any of the following events occur:

1)  Any circumstance that has or would reasonably expected to have a material adverse effect on the property and business conditions of a party to the Merger is identified between the date of the Agreement and the date of the Merger;

2)  As of the end of the applicable exercise period for appraisal rights, the aggregate amount of shares of the Merging Companies for which appraisal rights have been exercised exceeds or is reasonably expected to exceed Won 20 billion;

3)  The Merger is not completed by January 31, 2020; or

4)  In connection with requisite government approvals:

i.   Government approvals that are material to the businesses of the parties to the Merger or the Merger process are conclusively denied; or

ii.  Government approvals that are obtained include conditions that are impossible to comply with or that would reasonably be expected to have a material adverse effect on the business and property of the surviving company following the Merger.

Information about SK Broadband

Company Name	SK Broadband Co., Ltd.

Representative	Jung Ho Park

Principal Business	Fixed-line telecommunications, broadcasting and new media businesses

Material Subsidiary	Yes

Total Assets (Won)	4,284,571,852,075

Consolidated Total Assets of Company (Won)	42,369,110,923,939

Ratio of SK Broadband’s Total Assets to the Company’s Consolidated Total Assets (%)	10.11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jeong Hwan Choi
(Signature)
Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: April 26, 2019

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